UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 24, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 24, 2012 announcing the filing of Turkcell’s Annual Report on Form 20-F.

FOR IMMEDIATE RELEASE

TURKCELL FILES ITS 2011 ANNUAL REPORT ON FORM 20-F

Istanbul, Turkey: April 24, 2012 – Turkcell (NYSE: TKC, ISE: TCELL), announced that it has filed its Annual Report on Form 20-F for the year ended December 31, 2011 with the United States Securities and Exchange Commission on April 20, 2012. The Company's Form 20-F and complete audited financial statements can be found at www.turkcell.com/en.

Hard copy versions of the complete audited financial statements are available free of charge upon request from Turkcell's Investor Relations Department at investor.relations@turkcell.com.tr and/or 0090 212 313 1888.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading communications and technology company in Turkey, with 34.5 million subscribers and a market share of approximately 53% as of December 31, 2011 (Source: Operator’s announcements as of December 31). Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 64.8 million subscribers as of December 31, 2011. The company covers approximately 88% of the Turkish population through its 3G and 99.13% through its 2G technology supported network. It has become one of the first among the global operators to have implemented HSDPA+ and achieved a 43.2 Mbps speed using the HSPA multi carrier solution. Turkcell reported a TRY9.4 billion (US$5.6 billion) net revenue with total assets of TRY17.2 billion (US$9.1 billion) as of December 31, 2011. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey.

1

For further information please contact Turkcell

Corporate Affairs
Koray Ozturkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email:	Email: filiz.karagul@turkcell.com.tr
investor.relations@turkcell.com.tr

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 24, 2012	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 24, 2012	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head